UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. 3)

LEATT CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

522132 20 8

(CUSIP Number)

Jean-Pierre de Villiers

Goedemoed Farm

Keisie Valley

Montagu, South Africa, 6720

+(27) 23 614 1520

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 522132 20 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jean-Pierre De Villiers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of South Africa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 390,950 (1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 390,950 (1)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 390,950
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7% (2)
14	TYPE OF REPORTING PERSON (see Instructions) IN

(1)

Consists of 366,950 shares of common stock, par value $0.001 per share (the “Common Stock”), of Leatt Corporation (the “Issuer”), held directly by the Reporting Person and 24,000 shares of Series A Convertible Preferred Stock of the Issuer (the “Preferred Stock”) held directly by the Reporting Person, which Preferred Stock is convertible to Common Stock at the rate of one share of Common Stock for each share of Preferred Stock.

(2)

Calculation of beneficial ownership is based on 5,826,892 issued and outstanding shares of Common Stock of the Issuer as of August 15, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022.

This Amendment No. 3 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D originally filed by Jean-Pierre de Villiers (the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on July 9, 2012, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Person with the SEC on June 29, 2012 and Amendment No. 2 to Schedule 13D filed by the Reporting Person with the SEC on August 24, 2020 (as amended, the “Original Schedule 13D”), relating to the common stock, par value $0.001 per share (the “Common Stock”) of Leatt Corporation, a Nevada corporation (the “Issuer”). This Amendment is being filed to update the beneficial ownership of the Reporting Person in connection with certain open market sales of the Issuer’s Common Stock by the Reporting Person. This Amendment amends and supplements Items 4, 5, 6 and 7 of the Original Schedule 13D as set forth below. Capitalized terms used herein and not otherwise defined herein have the meanings set forth in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is amended and supplement to add the following information:

The Reporting Person has entered into a trading plan (the “Trading Plan”) pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. Pursuant to the Trading Plan, a broker dealer will make periodic sales of up to an aggregate of 57,000 shares of Common Stock on behalf of the Reporting Person, subject to the terms of the Trading Plan. The foregoing description of the Trading Plan is qualified in its entirety by the full text of the Trading Plan, the form of which is included as an exhibit to this Schedule 13D and is incorporated herein by reference.

The Reporting Person intends to review his investment interest in the Issuer periodically on a continuing basis, and may undertake additional actions with respect to his ownership of the Issuer’s Common Stock from time to time without prior notice, depending on the Reporting Person’s review of numerous factors including, but not limited to, an evaluation of the Issuer’s business, financial condition, operations and prospects; the price of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. The Reporting Person may retain or may sell all or a portion of the Issuer’s securities then held, in the open market or in privately negotiated transactions.

Except as set forth in this Statement, the Reporting Person has made no proposals, and entered into no agreements, that would be related to or would result in any of the events or matter described in parts (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is amended and restated in its entirety to read as follows:

(a)

For purposes of Rule 13d-3 promulgated under the Act, the Reporting Person owns 390,950 shares of Common Stock, representing 6.7% of the Issuer’s issued and outstanding Common Stock as of the date of this Amendment (including the shares of

Preferred Stock held by the Reporting Person), consisting of (i) 366,950 shares of Common Stock of the Issuer owned directly by the Reporting Person, and (ii) 24,000 shares of Preferred Stock held directly by the Reporting Person, which Preferred Stock is convertible to Common Stock at a rate of one share of Common Stock for each share of Preferred Stock.

(b)

The Reporting Person has sole voting and dispositive power over the 390,950 shares of the Issuer’s Common Stock that are directly and beneficially owned by him, and has no shared voting and dispositive power over any shares of the Issuer’s Common Stock. The Reporting Person does not own any other securities of the Issuer.

(c)

The transactions effected by the Reporting Person in respect of shares of the Issuer’s Common Stock during the past 60 days are set forth on Schedule 1 attached hereto and incorporated herein by this reference.

(d)

Except as otherwise indicated above, no other persons are known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, such securities beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is amended and supplemented to add the following information. Item 4 above summarizes certain provisions of the Trading Plan and is incorporated herein by this reference. The form of the Trading Plan is attached as an Exhibit to this Schedule 13D and is incorporated herein by reference. Except as set forth herein the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understanding or relationships concerting the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

Exhibit Number	Description

1	Form of 10b5-1 Trading Plan

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2022

*
Jean-Pierre de Villiers

*/s/ Ellen Canan Grady
Ellen Canan Grady As Attorney-in-fact

SCHEDULE 1

Transactions of Reporting Person in the Issuer’s Common Stock During the Past 60 Days

The following sale transactions were effected by the Reporting Person in open market transactions at prevailing market prices. All transactions were in respect of the Issuer’s Common Stock.

Reporting Person	Transaction Date	Price Per Share	Number of Shares	Nature of Transaction
Jean-Pierre De Villiers	August 4, 2022	$25.00	250	Open Market Sale
Jean-Pierre De Villiers	August 5, 2022	$25.25	250	Open Market Sale
Jean-Pierre De Villiers	August 8, 2022	$26.20	250	Open Market Sale
Jean-Pierre De Villiers	August 9, 2022	$26.40	250	Open Market Sale
Jean-Pierre De Villiers	August 10, 2022	$26.37	250	Open Market Sale
Jean-Pierre De Villiers	August 10, 2022	$26.50	1,000	Open Market Sale